EXHIBIT 77 H

For RiverSource Global Bond Fund:

During the six-month fiscal period ended April 30, 2006, the Fund served as an underlying investment of the RiverSource Portfolio Builder Series funds and the RiverSource Income Builder Series funds, both affiliated funds-of-funds. The RiverSource Portfolio Builder Series funds, the RiverSource Income Builder Series funds and Ameriprise Financial, Inc., through its initial capital investment, were owners of record of more than 25% of the outstanding shares of the Fund.

For RiverSource Emerging Markets Bond:

On February 6, 2006, the Fund may serve as an underlying investment of the RiverSource Income Builder Series funds, affiliated funds-of-funds. The RiverSource Income Builder Series funds and Ameriprise Financial, Inc., through its initial capital investment, were owners of record of more than 25% of the outstanding shares of the Fund.